UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

December 5, 2007
Commission File Number: 333-142287

NXP B.V.
(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven — The Netherlands

This report contains a copy of (i) our press release entitled “NXP sells Crolles Equipment”, dated December 3, 2007 and (ii) our press release entitled “Management Changes at NXP”, dated December 4, 2007

Exhibits

1.                                                               Press release, dated December 3, 2007

2.                                                               Press release, dated December 4, 2007

NXP Sells Crolles Equipment

Eindhoven, 3 December 2007 — NXP Semiconductors, the independent semiconductor company founded by Philips, today announced that it has concluded the sale of its equipment at the Crolles facility. The equipment mainly includes tools for research & development and pilot manufacturing. Ownership of the equipment will be transferred on December 31, 2007 and June 30, 2008 in line with payments made to NXP on these dates. Further details of the transaction were not disclosed.

The sale of equipment follows NXP’s announcement on January 16 this year that it will not extend its current cooperation in the Crolles2 Alliance beyond the term expiring at the end of 2007. NXP has decided to pursue a different path for its future development of process technology.

About NXP

NXP is a top 10 semiconductor company founded by Philips more than 50 years ago. Headquartered in the Netherlands, the company has 37,000 employees working in 20 countries across the world. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

- ENDS -

Forward-looking Statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of NXP and certain plans and objectives of NXP with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

For further press information, please contact:

Investors:

Jan Maarten Ingen Housz, +31 40 27 22315

janmaarten.ingen.housz@nxp.com

Media:

Lieke de Jong-Tops, +31 40 27 25202

lieke.de.jong-tops@nxp.com

CORPORATE NEWS FROM NXP

Management Changes at NXP

Eindhoven, The Netherlands, December 4, 2007 — NXP Semiconductors, the independent semiconductor company founded by Philips, today announced changes to its Executive Management Team that will become effective January 1, 2008.

•                  Ajit Manocha, currently Chief Manufacturing Officer, has decided, for personal reasons, to return to the US and relinquish his role at NXP. Ajit will take up a new position externally but will continue to support NXP as an industrial and strategy advisor in areas such as the execution of its asset light manufacturing strategy.

•                  Hein van der Zeeuw, currently head of the Multimarket Semiconductors Business Unit, will assume the new role of Chief Operations with responsibility for integral supply chain management, purchasing, front- and back-end manufacturing and business excellence. Hein will also continue to act as chairman of NXP’s Business Renewal council.

•                  Replacing Hein van der Zeeuw as head of the Multimarket Semiconductors Business Unit will be Alexander Everke, Senior Vice President, who is promoted from his current role as General Manager, Business Line Power Management. Alexander will become an EMT member and will report to NXP Chief Executive Officer, Frans van Houten. He will be based in Eindhoven.

Commenting on the changes, NXP Chief Executive Officer, Frans van Houten, said, “I would like to express my deep gratitude to Ajit for his great leadership of NXP’s Integrated Manufacturing Operation over the last 12 years. I am very pleased that Ajit will stay on as an advisor to NXP. I also warmly welcome Alexander Everke to the Executive Management Team of NXP. He takes over a business unit that Hein has led with great aptitude and is a stable and profitable operation, ready to take on new growth opportunities.”

About NXP Semiconductors
NXP is a top semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in more than 20 countries and posted sales of EUR 5 billion in 2006. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further press information, please contact:

Lieke de Jong —Tops

lieke.de.jong-tops@nxp.com
+31 (0)40 2725202

1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 5th day of December 2007.

NXP B.V.

/s/ Frans van Houten
Frans van Houten
(President and Chief Executive Officer, Chairman of the Board of Management)

/s/ Peter van Bommel
Peter van Bommel
(Chief Financial Officer, Member of the Board of Management)